

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2021

Noah Glass
Chief Executive Officer
Olo Inc.
285 Fulton Street
One World Trade Center, 82nd Floor
New York, New York 10007

> **Re:** **Olo Inc.**
> **Registration Statement on Form S-1**
> **Exhibit No. 10.19**
> **Filed February 19, 2021**
> **File No. 333-253314**

Dear Mr. Glass:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance